FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2019
Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Q3 2016 Interim Management Statement

Exhibit No. 1	Form 8.3 - Accesso Technology Group plc dated 03 September 2019
Exhibit No. 2	Update on Charges Related to PPI dated 04 September 2019
Exhibit No. 3	Publication of Suppl.Prospcts dated 05 September 2019
Exhibit No. 4	Form 8.3 - Accesso Technology Group plc dated 12 September 2019
Exhibit No. 5	Appointment of CEO dated 20 September 2019
Exhibit No. 6	Bank of America Merrill Lynch Annual Conference dated 24 September 2019
Exhibit No. 7	Total Voting Rights dated 30 September 2019

Exhibit No. 1

FORM 8.3

~~PUBLIC OPENING POSITION DISCLOSURE/~~DEALING DISCLOSURE BY
A PERSON WITH INTERESTS IN RELEVANT SECURITIES REPRESENTING 1% OR MORE
Rule 8.3 of the Takeover Code (the "Code")

1.         KEY INFORMATION

(a) Full name of discloser:	The Royal Bank of Scotland Group plc
(b) Owner or controller of interests and short positions disclosed, if different from 1(a):
     The naming of nominee or vehicle companies is insufficient.  For a trust, the trustee(s), settlor and beneficiaries must be named.
Adam & Company Investment Management Limited
(c) Name of ~~offeror/~~offeree in relation to whose relevant securities this form relates: Use a separate form for each offeror/offeree	Accesso Technology Group plc
(d) If an exempt fund manager connected with an offeror/offeree, state this and specify identity of offeror/offeree:	N/A
(e) Date position held/dealing undertaken: For an opening position disclosure, state the latest practicable date prior to the disclosure	02 September 2019
(f) In addition to the company in 1(c) above, is the discloser making disclosures in respect of any other party to the offer? If it is a cash offer or possible cash offer, state "N/A"	 ~~YES /~~ NO ~~/ N/A~~ If YES, specify which:

2.         POSITIONS OF THE PERSON MAKING THE DISCLOSURE

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 2(a) or (b) (as appropriate) for each additional class of relevant security.

(a)        Interests and short positions in the relevant securities of the offeror or offeree to which the disclosure relates following the dealing (if any)

Class of relevant security:	1p ordinary
	Interests		Short positions
	Number	%	Number	%
(1) Relevant securities owned and/or controlled:	361,902	1.31%	0	0.00
(2) Cash-settled derivatives:	0	0.00	0	0.00
(3) Stock-settled derivatives (including options) and agreements to purchase/sell:	0	0.00	0	0.00
TOTAL:	361,902	1.31%	0	0.00

All interests and all short positions should be disclosed.

Details of any open stock-settled derivative positions (including traded options), or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

(b)        Rights to subscribe for new securities (including directors' and other employee options)

Class of relevant security in relation to which subscription right exists:	N/A
Details, including nature of the rights concerned and relevant percentages:	N/A

3.         DEALINGS (IF ANY) BY THE PERSON MAKING THE DISCLOSURE

Where there have been dealings in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 3(a), (b), (c) or (d) (as appropriate) for each additional class of relevant security dealt in.

The currency of all prices and other monetary amounts should be stated.

(a)        Purchases and sales

Class of relevant security	Purchase/sale	Number of securities	Price per unit
1p ordinary	Purchase	412	£9.30

(b)        Cash-settled derivative transactions

Class of relevant security	Product description e.g. CFD	Nature of dealing e.g. opening/closing a long/short position, increasing/reducing a long/short position	Number of reference securities	Price per unit

(c)        Stock-settled derivative transactions (including options)

(i)         Writing, selling, purchasing or varying

Class of relevant security	Product descriptione.g. call option	Writing, purchasing, selling, varying etc.	Number of securities to which option relates	Exercise price per unit	Type e.g. American, European etc.	Expiry date	Option money paid/ received per unit

(ii)        Exercise

Class of relevant security	Product description e.g. call option	Exercising/ exercised against	Number of securities	Exercise price per unit

(d)        Other dealings (including subscribing for new securities)

Class of relevant security	Nature of dealing e.g. subscription, conversion	Details	Price per unit (if applicable)

4.         OTHER INFORMATION

(a)        Indemnity and other dealing arrangements

Details of any indemnity or option arrangement, or any agreement or understanding, formal or informal, relating to relevant securities which may be an inducement to deal or refrain from dealing entered into by the person making the disclosure and any party to the offer or any person acting in concert with a party to the offer:
Irrevocable commitments and letters of intent should not be included.  If there are no such agreements, arrangements or understandings, state "none"

NONE

(b)        Agreements, arrangements or understandings relating to options or derivatives

Details of any agreement, arrangement or understanding, formal or informal, between the person making the disclosure and any other person relating to:
(i)  the voting rights of any relevant securities under any option; or
(ii) the voting rights or future acquisition or disposal of any relevant securities to which any derivative is referenced:
If there are no such agreements, arrangements or understandings, state "none"

NONE

(c)        Attachments

Is a Supplemental Form 8 (Open Positions) attached?	 ~~YES/~~NO

Date of disclosure:	03 September 2019
Contact name:	Suzanne Davidson
Telephone number*:	0131 626 4120

Public disclosures under Rule 8 of the Code must be made to a Regulatory Information Service.

The Panel's Market Surveillance Unit is available for consultation in relation to the Code's disclosure requirements on +44 (0)20 7638 0129.

*If the discloser is a natural person, a telephone number does not need to be included, provided contact information has been provided to the Panel's Market Surveillance Unit.

The Code can be viewed on the Panel's website at www.thetakeoverpanel.org.uk.
LEI: 2138005O9XJIJN4JPN90

Exhibit No. 2

Update on charges related to Payment Protection Insurance

The Royal Bank of Scotland Group plc ("RBS") today provides an update in respect of charges related to Payment Protection Insurance ("PPI").
RBS has been implementing the FCA's policy statement for handling complaints about the mis-selling of PPI since 2011. Under the FCA's Policy Statement 10/12, the deadline for filing complaints related to the mis-selling of PPI expired on 29 August 2019.
To 30 June 2019, RBS made provisions totalling £5.3 billion for PPI claims of which £4.9 billion had been utilised.
The volume of claims received during August was significantly higher than expected, with a further spike in the final days leading up to the deadline of 29 August 2019. RBS therefore now expects to make an incremental charge for PPI claims, in addition to the provisions recorded to 30 June 2019, in the range of £600 million to £900 million in its Q3 2019 results, which takes into account claims by the Official Receiver. The processing of claims is ongoing and the ultimate provision recognised could be above or below this range.
The estimated range amounts are preliminary and unaudited.
For further information, please contact:
Investor Relations
Alexander Holcroft
Head of Investor Relations
+44 (0) 207 672 1758

RBS Media Relations
+44 (0) 131 523 4205

Forward-looking statements

This document contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements that include, without limitation, the words 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as RBS's future economic results, business plans and current strategies.  In particular, this document may include forward-looking statements relating to RBS in respect of, but not limited to: its regulatory capital position and related requirements, its financial position, profitability and financial performance (including financial, capital and operational targets), its access to adequate sources of liquidity and funding, increasing competition from new incumbents and  disruptive technologies, its exposure to third party risks, its ongoing compliance with the UK ring-fencing regime and ensuring operational continuity in resolution, its impairment losses and credit exposures under certain specified scenarios, substantial regulation and oversight, ongoing legal, regulatory and governmental actions and investigations, LIBOR, EURIBOR and other benchmark reform and RBS's exposure to economic and political risks (including with respect to Brexit and climate change), operational risk, conduct risk, cyber and IT risk, key person risk and credit rating risk.  Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, the final number of PPI claims and their amounts, legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations and general economic conditions. These and other factors, risks and uncertainties that may impact any forward-looking statement or RBS's actual results are discussed in RBS's UK 2018 Annual Report and Accounts (ARA), RBS's Interim Results for H1 2019 and materials filed with, or furnished to, the US Securities and Exchange Commission, including, but not limited to, RBS's most recent Annual Report on Form 20-F and Reports on Form 6-K. The forward-looking statements contained in this document speak only as of the date of this document and RBS does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

MAR - Inside Information

This announcement contains information that qualified or may have qualified as inside information for the purposes of Article 7 of the Market Abuse Regulation (EU) 596/2014 (MAR).  For the purposes of MAR and Article 2 of Commission Implementing Regulation (EU) 2016/1055, this announcement is made by Alexander Holcroft, Head of Investor Relations for The Royal Bank of Scotland Group.

Legal Entity Identifiers
The Royal Bank of Scotland Group plc	2138005O9XJIJN4JPN90
NatWest Holdings Limited	213800GDQMMREYFLQ454
The Royal Bank of Scotland plc	549300WHU4EIHRP28H10
National Westminster Bank Plc	213800IBT39XQ9C4CP71
Ulster Bank Limited	213800BZ9V4RRA2IRN26

Exhibit No. 3

Publication of Supplementary Prospectus

The following supplementary prospectus has been approved by the Financial Conduct Authority and is available for viewing:

Supplementary Prospectus to The Royal Bank of Scotland Group plc £40,000,000,000 Euro Medium Term Note Programme, dated 5 September 2019.

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/3953L_1-2019-9-5.pdf

A copy of the above Supplementary Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.morningstar.co.uk/uk/NSM.

For further information, please contact:

Scott Forrest
Head of RBS Debt Capital Markets & Capital Strategy
Tel: +44 (0) 131 626 1329

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplementary Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Legal Entity Identifier

The Royal Bank of Scotland Group plc	2138005O9XJIJN4JPN90

Exhibit No. 4

FORM 8.3

~~PUBLIC OPENING POSITION DISCLOSURE/~~DEALING DISCLOSURE BY
A PERSON WITH INTERESTS IN RELEVANT SECURITIES REPRESENTING 1% OR MORE
Rule 8.3 of the Takeover Code (the "Code")

1.         KEY INFORMATION

(a) Full name of discloser:	The Royal Bank of Scotland Group plc
(b) Owner or controller of interests and short positions disclosed, if different from 1(a):
     The naming of nominee or vehicle companies is insufficient.  For a trust, the trustee(s), settlor and beneficiaries must be named.
Adam & Company Investment Management Limited
(c) Name of ~~offeror/~~offeree in relation to whose relevant securities this form relates: Use a separate form for each offeror/offeree	Accesso Technology Group plc
(d) If an exempt fund manager connected with an offeror/offeree, state this and specify identity of offeror/offeree:	N/A
(e) Date position held/dealing undertaken: For an opening position disclosure, state the latest practicable date prior to the disclosure	11 September 2019
(f) In addition to the company in 1(c) above, is the discloser making disclosures in respect of any other party to the offer? If it is a cash offer or possible cash offer, state "N/A"	 ~~YES /~~ NO ~~/ N/A~~ If YES, specify which:

2.         POSITIONS OF THE PERSON MAKING THE DISCLOSURE

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 2(a) or (b) (as appropriate) for each additional class of relevant security.

(a)        Interests and short positions in the relevant securities of the offeror or offeree to which the disclosure relates following the dealing (if any)

Class of relevant security:	1p ordinary
	Interests		Short positions
	Number	%	Number	%
(1) Relevant securities owned and/or controlled:	361,119	1.30%	0	0.00
(2) Cash-settled derivatives:	0	0.00	0	0.00
(3) Stock-settled derivatives (including options) and agreements to purchase/sell:	0	0.00	0	0.00
TOTAL:	361,119	1.30%	0	0.00

All interests and all short positions should be disclosed.

Details of any open stock-settled derivative positions (including traded options), or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

(b)        Rights to subscribe for new securities (including directors' and other employee options)

Class of relevant security in relation to which subscription right exists:	N/A
Details, including nature of the rights concerned and relevant percentages:	N/A

3.         DEALINGS (IF ANY) BY THE PERSON MAKING THE DISCLOSURE

Where there have been dealings in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 3(a), (b), (c) or (d) (as appropriate) for each additional class of relevant security dealt in.

The currency of all prices and other monetary amounts should be stated.

(a)        Purchases and sales

Class of relevant security	Purchase/sale	Number of securities	Price per unit
1p ordinary 1p ordinary	Sale Sale	382 401	£9.33 £9.33

(b)        Cash-settled derivative transactions

Class of relevant security	Product description e.g. CFD	Nature of dealing e.g. opening/closing a long/short position, increasing/reducing a long/short position	Number of reference securities	Price per unit

(c)        Stock-settled derivative transactions (including options)

(i)         Writing, selling, purchasing or varying

Class of relevant security	Product descriptione.g. call option	Writing, purchasing, selling, varying etc.	Number of securities to which option relates	Exercise price per unit	Type e.g. American, European etc.	Expiry date	Option money paid/ received per unit

(ii)        Exercise

Class of relevant security	Product description e.g. call option	Exercising/ exercised against	Number of securities	Exercise price per unit

(d)        Other dealings (including subscribing for new securities)

Class of relevant security	Nature of dealing e.g. subscription, conversion	Details	Price per unit (if applicable)

4.         OTHER INFORMATION

(a)        Indemnity and other dealing arrangements

Details of any indemnity or option arrangement, or any agreement or understanding, formal or informal, relating to relevant securities which may be an inducement to deal or refrain from dealing entered into by the person making the disclosure and any party to the offer or any person acting in concert with a party to the offer:
Irrevocable commitments and letters of intent should not be included.  If there are no such agreements, arrangements or understandings, state "none"

NONE

(b)        Agreements, arrangements or understandings relating to options or derivatives

Details of any agreement, arrangement or understanding, formal or informal, between the person making the disclosure and any other person relating to:
(i)  the voting rights of any relevant securities under any option; or
(ii) the voting rights or future acquisition or disposal of any relevant securities to which any derivative is referenced:
If there are no such agreements, arrangements or understandings, state "none"

NONE

(c)        Attachments

Is a Supplemental Form 8 (Open Positions) attached?	 ~~YES/~~NO

Date of disclosure:	12 September 2019
Contact name:	Suzanne Davidson
Telephone number*:	0131 626 4120

Public disclosures under Rule 8 of the Code must be made to a Regulatory Information Service.

The Panel's Market Surveillance Unit is available for consultation in relation to the Code's disclosure requirements on +44 (0)20 7638 0129.

*If the discloser is a natural person, a telephone number does not need to be included, provided contact information has been provided to the Panel's Market Surveillance Unit.

The Code can be viewed on the Panel's website at www.thetakeoverpanel.org.uk.
LEI: 2138005O9XJIJN4JPN90

Exhibit No. 5

20 September 2019

RBS appoints Alison Rose as Chief Executive Officer and Executive Director

The Royal Bank of Scotland Group plc (RBS) today announces the appointment of Alison Rose as Executive Director and Chief Executive Officer (CEO).

Alison, currently Deputy CEO NatWest Holdings and CEO Commercial and Private Banking, will take up the position on 1 November 2019 after an orderly handover has taken place.  Ross McEwan will formally step down as CEO on 31 October 2019. Alison will also be appointed as Executive Director and CEO on the Boards of NatWest Holdings Limited, The Royal Bank of Scotland plc, National Westminster Bank Plc and Ulster Bank Limited.

RBS Chairman Howard Davies said:

"I am delighted that we have appointed Alison as our new CEO. She brings extensive experience and a track record of success from her previous roles at the bank. Following a rigorous internal and external process, I am confident that we have appointed the best person for the job.

I'd like to take this opportunity to thank Ross, on behalf of the Board, for his leadership and commitment during his time as CEO and wish him the very best for the future. Ross leaves a strong platform for his successor; a bank that has refocussed on its core markets in the UK and Ireland and resolved all its major legacy issues, while returning to profitability and paying dividends."

Alison Rose said:

"It is a huge honour to have been appointed as the new CEO of RBS and I am looking forward to getting started. As one of the oldest and most important financial institutions in the UK, we have a key role to play in supporting the economy and championing the potential that exists across the country.

Under Ross' leadership, RBS has undergone a significant transformation and, as part of his leadership team, I am extremely proud of all we have accomplished, and I would like to thank him for the support he has given me over the last six years. Maintaining the safety and soundness of this bank will continue to underpin everything we do, as will our commitment to our customers and to delivering steady returns for our shareholders.

This is an exciting time as we enter a new chapter for this bank. Our industry is facing a series of challenges; from the ongoing economic and political uncertainty to shifts in the behaviour and expectations of our customers, driven by rapid advances in technology.

It will be my priority to make sure we are ready to meet these challenges and build the best bank for families, businesses and communities. We will be driven with real purpose in our work to help achieve the goals and potential of our customers and be there for them at key moments in their lives."

Alison is also a Non-Executive Director of Great Portland Estates plc and sits on the board of the Coutts Charitable Foundation. There are no other matters to disclose under Listing Rule 9.6.13.

Notes to editors

Remuneration arrangements for Alison Rose

Alison Rose's remuneration arrangements have been set in accordance with the Directors' Remuneration Policy approved by shareholders. The remuneration package includes a base salary of £1,100,000 per annum, a fixed share allowance set at 100% of salary and standard benefit funding of £26,250 per annum. Remuneration for Alison has been set at a level that reflects the fact that the current CEO's salary has been unchanged  since his appointment in 2013.
Pension funding has been set at 10% of salary. This is in line with the pension rate applicable to the wider RBS workforce and recognises emerging best practice under the UK Corporate Governance Code and investor guidelines.
Variable pay will be delivered entirely in shares as long-term incentive awards, with a maximum award of 175% of salary. Alison will be required to build up and maintain a minimum shareholding equal to 400% of salary.
Alison's remuneration package continues to represent a restrained pay position in terms of comparable roles.  Any further increases will be reviewed annually subject to satisfactory performance and development in role.

Remuneration arrangements for Ross McEwan

Ross McEwan will continue to receive his fixed remuneration (based on an annual salary of £1,000,000, fixed share allowance of £1,000,000, pension funding of £350,000 and standard benefit funding of £26,250) until his final date of employment on 30 November 2019. No payment will be made in lieu of notice.
The Board determined that Ross meets the test for good leaver retirement and that his forthcoming appointment with National Australia Bank (NAB) will not affect that decision as NAB does not compete directly and materially with RBS given its very limited presence in the UK. Should Ross decide to take on a different role in future, then the criteria would be re-tested.
To meet the criteria for good leaver retirement, the executive director must: be leaving after age 55 or have served more than five years in role; have demonstrated satisfactory performance; not be leaving to work in a capacity considered to be competing directly and materially with RBS; and be leaving at a time and in a manner agreed with the Board.
In line with good leaver status, outstanding LTI awards granted in 2018 and 2019 will continue to vest on their scheduled vesting dates and pro-rating will not apply. The 2017 LTI award was granted under the previous remuneration structure and pro-rating will apply based on Ross' final date of employment. All awards will remain subject to a performance assessment prior to vesting and the potential application of malus and clawback provisions.  Any vesting of awards will be disclosed in the Directors' Remuneration Report for the relevant year.
Under the Directors' Remuneration Policy, Ross remains eligible for a further LTI award in respect of performance during 2019, subject to an assessment of his contribution up to his date of departure. Any such award would be disclosed in the 2019 Directors' Remuneration Report.
The above information is provided in compliance with section 430(2B) of the Companies Act 2006.
Alison Rose Biography

Alison Rose is currently Deputy CEO of NatWest Holdings and Chief Executive Officer of the Royal Bank of Scotland's Commercial & Private Banking business. As a member of the RBS Executive Management team, she leads over 12,000people and is accountable for market-leading brands such as Coutts and Lombard.
Alison has worked at RBS for 27 years and, prior to her current role, was Head of Europe, Middle East and Africa, Markets & International Banking.

Alison is also a Non-Executive Director of Great Portland Estates plc, having been appointed on 4 April 2018 and sits on the board of the Coutts Charitable Foundation.

Alison is a passionate supporter of diversity and is the executive sponsor for the bank's employee-led networks. She was invited by the UK Government to lead a review of the barriers to women starting a business, launched in March 2019, and champions NatWest's Entrepreneur Accelerator programme, an innovative initiative supporting start-up businesses across the UK.

For further information, please contact:

Investor Relations
Alexander Holcroft
Head of Investor Relations
+44 (0) 207 672 1758

RBS Media Relations
+44 (0) 131 523 4205

Legal Entity Identifiers
The Royal Bank of Scotland Group plc	2138005O9XJIJN4JPN90
NatWest Holdings Limited	213800GDQMMREYFLQ454
National Westminster Bank Plc	213800IBT39XQ9C4CP71
The Royal Bank of Scotland plc	549300WHU4EIHRP28H10
Ulster Bank Limited	213800BZ9V4RRA2IRN26

Exhibit No. 6

The Royal Bank of Scotland Group plc - Bank of America Merrill Lynch Annual Financials Conference

Katie Murray, Chief Financial Officer, will participate in a fireside chat at the Bank of America Conference in London on Tuesday 24th September 2019 at 8:45am BST.  A live audio webcast will be available on our website www.rbs.com/ir.

For further information:

Investor Relations
Alexander Holcroft
Head of Investor Relations
+44 (0) 20 7672 1758

If you would like a copy of this presentation in a different format (eg. large print, audio or braille) please contact the Investor Relations team on +44 20 7672 1758 orinvestor.relations@rbs.com.

LEI: 2138005O9XJIJN4JPN90

Exhibit No. 7

The Royal Bank of Scotland Group plc
Total Voting Rights and Capital

In conformity with the Disclosure Guidance and Transparency Rules, The Royal Bank of Scotland Group plc ('RBSG') hereby notifies the following in respect of its issued share capital with voting rights as at 30 September 2019:-

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			30 September 2019
Ordinary shares of £1	12,093,902,577	4	48,375,610,308
11% Cumulative Preference Shares of £1	500,000	4	2,000,000
5.5% Cumulative Preference Shares of £1	400,000	4	1,600,000
Total:	12,094,802,577		48,379,210,308

of which none are held in Treasury.

Shareholders may use the above figures for their calculations to determine whether they are required to notify their interest in, or a change to their interest in the Company under the FCA's Disclosure Guidance and Transparency Rules.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 30 September 2019

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary